Exhibit 99.5

Infomedia Deploying NICE Engage Platform for Unrivaled
 Scalability and Low TCO

This deal marks the expansion of a successful partnership between NICE and Selindo to deliver customer engagement solutions to the Indonesian market

Jakarta, Indonesia, April 8, 2015 – NICE Systems (NASDAQ: NICE) today announced that Infomedia, the largest Indonesian business process management services company, is deploying the NICE Engage Platform, making this the first such deal in Asia-Pacific following several other deployments worldwide.

The next-generation NICE Engage Platform supports voice, video, and screen recording, as well as archiving and streaming in a single server. In addition, the Advanced Interaction Recorder (AIR) can support more than 5000 channels per server, which significantly lowers the total cost of ownership for Infomedia and creates a foundation for future growth. The platform also provides unrivaled scalability and offers the company flexibility when moving from one logger to another, with no downtime needed during licensing expansion.

Since the platform supports an extensive number of applications and processes, it will enable Infomedia to simultaneously and instantly analyze all incoming call data and use the relevant insights and guidance to engage customers in real time. This will help the company drive an exceptional customer experience and enhance customer satisfaction and loyalty.

This marks the first joint success of NICE and partner Selindo in introducing the industry leading platform to the local market. The firms are committed to delivering NICE’s customer engagement solutions in Indonesia, and will continue to pursue opportunities to help companies improve the customer experience by engaging employees, increasing operational efficiency, and acting on insights from customer interactions.

Sudibyo, VP Sales & Marketing, Selindo
“We see great potential for the NICE Engage Platform in this region, and firmly believe that it will help organizations significantly improve customer experience, business operations and overall efficiency. We look forward to continued collaboration with NICE in order to bring the latest innovations to our customers.”

Joni Santoso, President and Director, Infomedia
“By implementing NICE's cutting edge technology, we can enhance customer experience while simplifying infrastructure with future-proof technology. This technology update also offers unprecedented scope and scalability and will enable us to grow our business in the years to come.

Raghav Sahgal, President, NICE APAC
“Infomedia’s migration to the NICE Engage Platform reinforces the demand for highly scalable, cost-efficient recording capabilities that bring significant business value. Following this initial success in the Indonesian market, we believe that in 2015 and beyond we will be able to reach more organizations that are looking for ways to improve their customer experience and grow their revenues. We look forward to our continued partnership with Selindo in promoting the NICE solutions in the region.”

About Selindo
Pt. Selindo Alpha is a national communication technology company dedicated to providing products and services in telecommunication and data networking in Indonesia. Pt. Selindo Alpha is committed to providing advanced networking solutions customized to meet its clients’ unique objectives.

About INFOMEDIA
INFOMEDIA is the leading business process management company in the region and an award-winning market leader for contact centers in Indonesia. Currently, Infomedia provides BPO and ITO services for EMEA, APAC, and North America, with a key focus on CRM, Analytics, and Enterprise Shared Services.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.